FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 08, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

ABSTRACT OF THE MINUTES OF THE 5th/2011 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June  30, 2011 at 10:00 a.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: the full complement of members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Closure of registration of the representative office in Russia – Approved the closure of the registration of the representative office in Russia since the Company currently has its own office in the region; Adress 17, Posledniy Perulok, 107045, Moscow, Russia 2. Ratification of Guarantees of the Loan obtained from the BNDES – Pursuant to the approval in the minutes of the 4th/2011 ordinary meeting of the Board of Directors held on May 26, 2011, relative to the approval of the contracting of financing of R$ 66,113,693.00  (sixty-six million, one hundred and thirteen thousand, six hundred and ninety-three Reais) from the National Social and Economic Development Bank (BNDES) and, as approved by the Executive Board of the BNDES on April 19, 2011, through Executive Board Decision number 320/2011, the Board of Directors has ratified the loan and the offer of a mortgage guarantee by Brasil Foods S.A. on  property located in the municipality of Rio Verde, state of Goías, registry office record number 35.510 in eighth degree, property situated in the municipality of Mineiros, state of Goías, registry office record number 17.471 in fifth degree, and property in Nova Mutum, state of Mato Grosso, registry office record numbers 3038, 3039, 3040 and 3041 in fourth degree. 3. Other internal matters. CONCLUSION:  These minutes having been drafted, read and approved, were signed by members of the Board present. São Paulo-SP, June 30, 2011. Nildemar Secches, Chairman; Paulo Assunção de Souza, Vice-Chairman; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho.

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 08, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director